Mail Stop 6010
August 2, 2005

Leland Nall
354 Industry Drive
Arotech Corporation
Auburn, Alabama 36832

      Re:	Arotech Corporation
      Amendment No. 1 to Registration Statement on Form S-3
      Filed July 20, 2005
      File No. 333-124961
      Draft of Amendment to Form 10-K for
      Fiscal Year Ended December 31, 2004
      	File No. 0-23336

Dear Mr. Nall:

	We have limited our review to selected portions of your registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Incorporation of Documents by Reference, page 24
1. Please update this section to the extent applicable. For example, this section should incorporate by reference your proxy filed June 7,
2005 and any additional amendments to the Form 10-K.
Exhibits
2. Please refer to prior comment 2. As previously requested, please file the February 19, 2004 restated agreement mentioned in Exhibit 10.1.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristen Lochhead at (202) 551-3364 or Gary
Todd
at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 551-3602 or me at (202) 551-3800 with any other
questions.
      Sincerely,


							Peggy Fisher
							Assistant Director

cc (via fax): Steven M. Skolnick, Esq.




??

??

??

??

Leland Nall
Arotech Corporation
August 2, 2005
Page 2